Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 28, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Pnina Fishman, Chairman of the Board and Motti Farbstein, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd. (the “Company”) which the undersigned is entitled to vote at the 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 26 Ben Gurion Street Ramat Gan 5257346, Israel , on Thursday, May 28, 2026 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting, or Proxy Statement.

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
CAN-FITE BIOPHARMA LTD.

May 28, 2026, 3:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Abraham Sartani to the Company’s Board of Directors as a Class I director, until his term expires in accordance with his class.

☐	for	☐	AGAINST	☐	ABSTAIN

2.	To approve an increase to the Company’s authorized share capital by 16,000,000 shares, such that following the increase, the authorized share capital shall equal to 30,000,000 ordinary shares, no par value each, and to approve an amendment to the Company’s Articles of Association accordingly.

☐	for	☐	AGAINST	☐	ABSTAIN

3.	To approve the grant of options to Dr. Pnina Fishman, the Company’s Chairman of the Board of Directors, as described in the accompanying proxy statement.

☐	for	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 3 at this Annual General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement.

4.	To approve the grant of options to Mr. Motti Farbstein, the Company’s Chief Executive Officer and Chief Financial Officer, as described in the accompanying proxy statement.

☐	for	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 4 at this Annual General Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying proxy statement.

5.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize our audit committee to fix such accounting firm’s compensation

☐	for	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date: _____, 2026		Date: _____, 2026
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.